AMENDMENT NO. 3 TO RIGHTS AGREEMENT

     Amendment No. 3 to Rights Agreement (this “Amendment“) is made as of March 5, 2003 by and among Coventry Health Care, Inc., a Delaware corporation (the “Company“), and Mellon Investor Services LLC, formerly known as ChaseMellon Shareholder Services, L.L.C., (the “Rights Agent”). Reference is made herein to that certain Rights Agreement, dated as of March 30, 1998, by and among the Company and the Rights Agent, as amended by Amendment No. 1 to Rights Agreement dated as of December 18, 1998 and by Amendment No. 2 to Rights Agreement dated as of May 5, 2000 (as amended, the “Rights Agreement”). Capitalized terms not herein defined shall have the meanings ascribed thereto in the Rights Agreement.

     WHEREAS, the Rights Agreement may be amended by the parties hereto pursuant to Section 27; and

     WHEREAS, the Company and the Rights Agent wish to amend the Rights Agreement;

     NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereby agree as follows:

     1.    Amendment of Section 1(a). Section 1(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

     (a) “Acquiring Person” means any Person which (or which together with all its Affiliates and Associates) shall be the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding. Notwithstanding the foregoing, (x) the term “Acquiring Person” shall not include the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries, or any trustee or fiduciary with respect to such plan acting in such capacity; and (y) no Person shall become an “Acquiring Person” as the result of (A) the acquisition of Common Stock (or other securities convertible into shares of Common Stock or other rights with respect to Common Stock) directly from the Company, or (B) an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person (alone or together with all Affiliates and Associates) to 20% or more of the Shares of Common Stock then outstanding; provided, however, that if a Person (together with its Affiliates or Associates) becomes the Beneficial Owner of 20% or more of the Common Stock then outstanding by reason of share purchases by the Company, and such Person (or an Affiliate or Associate) subsequently becomes the Beneficial Owner of any additional Common Stock, then such Person shall be deemed to be an “Acquiring Person.” Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a) has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an “Acquiring Person” as defined pursuant to the foregoing provisions of this paragraph (a), then any such Person shall not be deemed to be an “Acquiring Person” for purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement, none of Warburg, Pincus Ventures, L.P., a Delaware limited partnership, Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership, Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership, Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership (collectively, “Warburg”) and any Affiliate or Associate of Warburg shall be deemed an “Acquiring Person” hereunder for so long as none of Warburg and any Affiliate or Associate thereof shall have breached, in any material respect, any provision of Sections 1(a) or 2 of that certain Shareholder's Agreement dated as of May 5, 2000 by and among Warburg and the Company (the “Warburg Shareholders Agreement”) and, after the Warburg Shareholders Agreement shall no longer be effective, until such time as Warburg and any of its Affiliates and Associates shall Beneficially Own less than 20% of the Common Stock.

     2.   Amendment to Section 7(a).  Section 7(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

     (a) At any time after the Exercisability Date and prior to the earlier of (i) the Close of Business on February 7, 2006 (provided, however, that this date may be extended by amendment hereof in accordance with Section 27 below for a period of time not to exceed three (3) years, if prior to February 7, 2006 the Independent Directors Committee (as defined below) determines that, after review and evaluation of this Rights Agreement, the maintenance and continuance of this Rights Agreement is in the best interests of the Company and its stockholders) (the “Final Expiration Date”), or (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”) (the earlier of (i) and (ii) being the “Expiration Date”), the registered holder of any Rights Certificate may, subject to the provisions of Section 7(e) hereof, exercise the Rights evidenced thereby in whole or in part upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Exercise Price (as hereinafter defined) for the number of shares of Common Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) for which such surrendered Rights are then exercisable. For purposes of this Section 7(a), the “Independent Directors Committee” shall mean the audit committee of the Board or, at the discretion of the Board, another committee comprised solely of directors of the Company that meet the independence requirements of the New York Stock Exchange, Section 10A(m)(3) of the Exchange Act and the rules and regulations of the Securities and Exchange Commission.

     3.   Rights Agreement Otherwise Unamended.   The terms of the Rights Agreement not amended hereby shall, except as the context unambiguously requires, remain in full force and effect.

     4.   Rights Agreement Otherwise Unamended.   This Amendment, together with the provisions of the Rights Agreement not amended hereby, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements, whether written or oral, between the parties hereto.

     5.   Counterparts.   This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its respective corporate name by one of its duly authorized officers, all as of the date first above written.

COVENTRY HEALTH CARE, INC.

By: /s/ Allen F. Wise

Name: Allen F. Wise
Title: President and Chief Executive Officer

MELLON INVESTOR SERVICES LLC

By: /s/ Kathy Gallagher

Name: Kathy Gallagher
Title: Vice President